Exhibit 21.1

Subsidiaries of the Registrant

Name of Entity	Jurisdiction
Cyclops Holdings Corporation	Delaware
Mobileye B.V.	Netherlands
Mobileye Vision Technologies Ltd.	Israel
Mobileye, Inc.	Delaware
Mobileye Germany GmbH	Germany
Mobileye Japan Ltd.	Japan
Mobileye Automotive Products & Service (Shanghai) Company Limited	China
Mobileye Technologies Limited	Cyprus
GG Acquisition Ltd.	Israel
Moovit App Global Ltd.	Israel
Moovit Inc.	Delaware